FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 12, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
12 August 2014

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL  RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH DTR 3.1.4R

The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 in the Company ("Shares") were delivered to the PDMRs on 12 August 2014, as set out below.

The shares delivered represent payment of a fixed share allowance for the eight month period ended 31 August 2014 (or in the case of Ewen Stevenson, the period from 19 May to 31 August 2014).

The number of Shares delivered, the number of Shares sold to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

PDMR	No. of Shares delivered	No. of Shares sold to satisfy associated tax liability	No. of Shares retained
Elaine Arden	55,431	26,092	29,339
Rory Cullinan	154,241	72,603	81,638
Leslie Matheson	106,041	49,915	56,126
Simon McNamara	115,681	54,452	61,229
Jonathan Pain	57,841	27,227	30,614
Alison Rose	115,681	54,452	61,229
David Stephen	115,681	54,452	61,229
Ewen Stevenson	65,553	30,857	34,696
Christopher Sullivan	134,961	63,527	71,434
Donald Workman	96,401	45,377	51,024

The market price used to determine the number of Shares delivered was £3.4578.  Shares retained after payment of associated tax liabilities are held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in five equal instalments over a five year period.

For further information contact:-
Group Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 August 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary